UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 16 February 2023

Lead the future: Orange presents its new strategic plan which aims to generate value from the recognized excellence of its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also confirms the repositioning of its Enterprise activities in next generation connectivity solutions and the acceleration in cybersecurity.

Accompanying the plan is an ambitious new company model placing at its heart social and environmental responsibility and operational excellence.

Orange, a major digital player in Europe, Africa, and the Middle East, today presents its strategic plan Lead the future.

This plan was designed to project Orange into the future and capitalize on its unique strengths in the telecoms sector. The quality of its core assets combined with a solid financial position allow it to address the many structural and economic challenges facing the industry. The explosion of digital uses is accompanied by ever-increasing customer demands, notably in terms of resilience, making the telecoms sector essential for years to come.

Lead the future aims to respond to these challenges and focus Orange on its core business. This ambitious and pragmatic plan will build on the Group’s strengths to create value. Orange, a pioneer in fiber, will continue to deploy, innovate and invest in the best technologies to respond to its customers’ needs for reliability, security and resilience. In addition, Orange will consolidate its strong position in cybersecurity and undertake a complete re-positioning of its B2B activities to better meet the expectations of its customers. Finally, this plan strengthens the position of the Group in Africa and the Middle East, a region of high growth.

At the launch of the Lead the future plan, Christel Heydemann, Orange’s CEO, said: "The quality of our infrastructure, where we are a pioneer in fiber, our customers’ satisfaction (NPS) and the expertise of our teams as well as our solid finances give us an unrivalled competitive advantage. In addition, thanks to our mastery of connectivity, security and resilience, Orange is uniquely placed in the sector. This plan aims to enhance and develop these strengths to position Orange as the group that builds the future of telecoms and digital solutions. Our aim is to achieve sustainable growth, particularly in cybersecurity, in Africa and in the Middle East. We have already taken the first steps with the sale of OCS, the consolidation projects in Spain and Belgium and targeted acquisitions in cybersecurity. To succeed, three principles will guide the company over the coming years: performance, excellence and trust.

I know I can count on the commitment of Orange employees for the success and flawless execution of this plan. By releasing our energies, "Lead the future" will facilitate the shaping of the future of telecoms as more efficient, more sustainable, more inclusive."

Lead the future is built on four pillars:

1 - Capitalizing on our core business, to reinforce our excellence and service quality

As the leader in fiber deployment in Europe with 46 million FTTH connections deployed by the Group at the end of 2022, representing almost a third of connections on the continent, Orange now has considerable technology assets. The excellence of the network, following significant investments, will enable the Group to strengthen its leadership in terms of customer experience.

To achieve this, Orange will develop its use of Data and Artificial Intelligence to offer customers a personalized and seamless experience across its digital and physical channels.

In addition to fiber, 5G and "4G Home" which are already widely available, Orange will enhance its satellite offer in 2023 with a next generation commercial offer under its own brand in mainland France. The partnership with Eutelsat will enable the most isolated individuals and businesses to benefit from an improved Very High-Speed broadband experience for the price of fiber thanks to the new Konnect VHTS satellite.

In Spain, the combination with MásMóvil will endow the future entity with the financial capacity and scale necessary to continue to invest and contribute to the development of competition through infrastructure, for the benefit of consumers and businesses.

Through this leadership in networks, customer satisfaction and enriched offers, Orange intends to improve average revenue per offer (ARPO) despite difficult macro-economic conditions and intense competition.

Finally, with its sights firmly set on the usages of tomorrow, Lead the future will capitalize on the expertise of researchers and colleagues dedicated to innovation to build new services and applications such as on-demand enterprise networks or the Wi-Fi of the future for the home.

2 - Capitalizing on infrastructure in all the countries where the Group is active

The Group will continue to invest in the development of fixed and mobile networks within a responsible financial framework. To do so, Orange will continue to engage in strategic partnerships (RAN Sharing and joint entities) to share financial costs and secure investments.

Across the fixed line network, Orange will continue to deploy, operate, and market fiber connections with the deployment of 5 million additional fiber connections in Europe, where peak investment has already been reached, and 2 million connections in the MEA region by 2025.

Across the mobile network, Orange will increase the value generated from its passive infrastructure by raising the third-party operator hosting rate from 1.37 in 2022 to 1.5 by 2026 for pylons owned by TOTEM, the Group’s European TowerCo. TOTEM, an Orange subsidiary, has all the strengths needed to be a key player in European consolidation.

The Group will continue to modernize its fixed and mobile networks moving to very high-speed broadband with the decommissioning of the copper network in France and 2G and 3G networks in all its European countries by 2030. In Africa, Orange will continue to deploy fixed and mobile networks (4G and 5G), to enable solid growth in its results and to support the continent’s economic and social development.

Finally, Orange aims to better capitalize on its infrastructure through technology. The Group will achieve this through the enhanced use of data and AI to put in place a new industrial model for management of its networks: more effective, more resilient, and higher performing. "Network Integration Factories" will also accelerate the automation and virtualization of network management, as well as the provision of new services.

3 - Transforming Orange Business Services to accelerate growth in the Enterprise segment and strengthen Orange’s position in cybersecurity

The internet, the cloud and collaborative software have all revolutionized companies’ digital usage, for example through the shift away from fixed line telephony and private networks. These developments call into question the traditional B2B Telco operator model. With Lead the future, Orange is profoundly transforming its model to adapt to the new realities of a market where the boundaries between networks and digital services are disappearing. Orange will therefore capitalize on its unique mastery of connectivity, security and resilience challenges.

In this context, Orange Business Services is evolving to become Orange Business. This new name embodies the simplification that characterizes its entire transformation plan and underpins its purpose to forge the closest possible relationship with its customers. Orange Business will position itself as the leader for next generation connectivity solutions. This ambition is rooted in its globally recognized expertise in secure and trusted connectivity solutions which provide the foundation for companies’ digital transformation. It will also rest on a re-focusing of the range of services it offers, the evolution of its business model and a far-reaching program of cost optimization.

This ambitious and demanding transformation plan will enable Orange Business to return to growth in profitability (EBITDAaL) by 2025 at the latest.

In the cybersecurity sector, where the market is growing strongly, Orange has set itself the objective of becoming a European leader and is targeting revenues of 1.3 billion euros by 2025. To achieve this, Orange Cyberdefense will continue with its organic growth and a strategy of targeted acquisitions accelerating its push into the professional/SME segment and its entry into new markets such as B2C.

4 - Continuing to grow in Africa and the Middle East

The Africa and Middle East region has been a growth driver for the Group for many years and will remain at the heart of its strategy. As the telecoms operator serving one in ten Africans, Orange continues to invest in the deployment of its networks to further strengthen its position as a digital partner of reference in Africa and the Middle East. The Group has set the ambition of achieving average annual revenue growth of 7% between 2022 and 2025 as well as a significant increase in profitability over the same period.

Orange will accelerate the transformation of Orange Money to pivot towards a digital platform model that will offer other services in addition to transfers and payments. This will be offered to all consumers, whether or not they are Orange customers, across all the countries in which the Group is present. At the end of 2022, Orange Money’s revenues had returned to growth, driven by the increase in its customer base to more than 29 million active users and over 100 billion euros worth of transactions during the year.

A local partner in Africa and the Middle East through a dedicated subsidiary, Orange will continue to invest in infrastructure and work to promote digital inclusion across the African continent. The Group will build on its strong local relationships and its position as a multi-service operator, pursuing the deployment of its "Orange Digital Centers".

A new company model guided by responsibility and efficiency

Lead the future will put in place a new company model guided by an ambitious policy of social and environmental responsibility. With global warming representing a major concern for us all, the Group is pushing ahead with its program to cut its CO2 emissions, targeting a reduction of over 30% in scopes 1 and 2 in 2025 (from a 2015 base) and is making the additional commitment to reduce by 45% its emissions across scopes 1, 2 and 3 by 2030 (from a 2020 base).

Orange will also accelerate the deployment of its recycling program for mobile devices in Europe, moving from 23.1% today to over 30% by 2025. The long-term objective of reaching Net Zero Carbon by 2040 remains unchanged.

The success of Lead the future will also be linked to the development of the Group’s business model: simpler, faster, more efficient. People, organizational agility and the simplification of processes will be at the heart of this transformation. The objective is to improve operational efficiency at Group level and accentuate its industrial approach geared towards excellence.

In a world of disruptive technologies, the Group will invest in training and have proactive skills management based on anticipating needs. The Group will facilitate employee development towards new roles in data, cloud computing, cybersecurity and AI.

Finally, the Group will continue to closely manage its costs. With the "Scale Up" efficiency plan, the company has already saved over 700 million euros between 2019 and 2022. Orange has set a target to save an additional 600 million euros by 2025, on a cost base of 11.8 billion euros.

The Group’s investments peaked in 2022 and will fall from 18% of revenues to around 15% from 2023 and for the duration of the plan. This reduction is particularly centered on France and Europe, where most of the investments in fiber have already been made. All the same, Orange will continue to invest to further strengthen its network leadership.

Within the framework of Lead the future, the Group has set its financial ambitions for 2025. These ambitions are based on clear objectives for return on investment and long-term value creation, with a view to ROCE growth of 100 to 150 basis points by 2025. The Group will manage rigorously its asset portfolio and pursue its carefully considered strategy in respect of acquisitions and partnerships. Orange will also maintain its discipline in relation to managing its debt and its balance sheet.

2025 Objectives

Excluding ongoing or future acquisitions, the Group’s 2025 objectives include:

-         Low single digit growth in EBITDAaL (CAGR 2022-2025)

-         Increased discipline in Capex

-         Continued growth of organic cash flow from telecoms activities to reach 4 billion euros in 2025.

-         A ratio of net debt to EBITDAaL unchanged at 2x in the medium term

-         An increase in the ROCE in 2025 versus 2022

In line with the solid growth in its organic cash flow, the Group expects to increase its dividend floor to 72 cents in respect of the 2023 financial year (payable in 2024), and to reach a new floor of 75 cents in respect of the 2024 financial year (payable in 2025). This remains subject to the approval of the Shareholder Meeting.

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1st April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 136,500 employees worldwide at 30 September 2022, including 75,000 employees in France. The Group has a total customer base of 286 million customers worldwide at 30 September 2022, including 240 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information (online and on your mobile): www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Sylvain Bruno; sylvain.bruno@orange.com ; +33 6 86 17 88 89

Tom Wright; tom.wright@orange.com ; +33 6 78 91 35 11

ORANGE

Date: February 16, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations